United States

Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended September 30, 2012

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F  ☑            Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1).

Yes  ☐             No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7).

Yes  ☐             No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the Quarter ended September 30, 2012

2 of 40

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references herein to “we,” “us,” the “Company” or “Sify” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained the registration certificates in India. All other trademarks or trade names used in this quarterly report are the property of their respective owners.

In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.” “Rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.

For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the reference rate in the City of Mumbai on September 30, 2012 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI) which was Rs.52.70 per $1.00.

Our financial statements are prepared in Indian rupees and presented in accordance with International Financial Reporting Standards, or IFRS as issued by International Accounting Standards Board (IASB). In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F for the fiscal year ended March 31, 2012, filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2012 as amended by Amendment No.1 filed with SEC on August 24, 2012.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	our ability to generate and manage growth and to manage our international operations;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

3 of 40

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2012
		September 30, 2012 Rs.	March 31, 2012 @ Rs.	Convenience translation into US$
ASSETS
Property, plant and equipment	5	4,830,924	3,860,287	91,674
Intangible assets	6	637,897	105,727	12,105
Lease prepayments	9	359,192	364,190	6,816
Other assets		514,640	1,073,479	9,766
Other investments		150	160	3

Total non-current assets		6,342,803	5,403,843	120,364

Inventories		55,951	20,259	1,062
Trade and other receivables, net	10	3,963,251	3,335,223	75,208
Prepayments for current assets		167,708	198,033	3,182
Restricted cash	8	57,537	150,533	1,092
Cash and cash equivalents	8	849,522	742,235	16,121

Current assets before non-current assets held for sale		5,093,969	4,446,283	96,665
Non-current assets held for sale	7	—	732,692	—

Total current assets		5,093,969	5,178,975	96,665

Total assets		11,436,772	10,582,818	217,029

EQUITY AND LIABILITIES
Equity
Share capital		1,329,203	1,329,203	25,223
Share premium		18,267,148	18,267,148	346,645
Share based payment reserve		223,392	221,710	4,239
Other components of equity		24,325	22,781	462
Accumulated deficit		(13,465,849)	(13,990,188)	(255,534)

Equity attributable to equity holders of the Company		6,378,219	5,850,654	121,035

4 of 40

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2012
		September 30, 2012 Rs.	March 31, 2012 @ Rs.	Convenience translation into US$
Liabilities
Finance lease obligations, other than current instalments		102,040	101,141	1,936
Borrowings	12	504,844	186,312	9,580
Employee benefits	11	60,514	50,066	1,148
Other liabilities		211,564	211,504	4,016

Total non-current liabilities		878,962	549,023	16,680

Finance lease obligations current instalments		90,622	75,785	1,720
Borrowings	12	519,552	543,031	9,859
Bank overdraft	8	469,789	798,180	8,915
Trade and other payables		2,519,830	2,382,352	47,817
Deferred income		579,798	383,793	11,003

Total current liabilities		4,179,591	4,183,141	79,314

Total liabilities		5,058,533	4,732,164	95,994

Total equity and liabilities		11,436,772	10,582,818	217,029

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

@	Derived from the audited consolidated financial statements

5 of 40

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

	Note	Quarter ended September 30,		Quarter ended September 30, 2012	Half year ended September 30,		Half year ended September 30, 2012
		2012 Rs.	2011 Rs.	Convenience translation into US$	2012 Rs.	2011 Rs.	Convenience translation into US$
Revenue	13	2,058,999	1,815,430	39,072	4,031,741	4,074,471	76,508
Cost of goods sold and services rendered	14	(1,125,481)	(1,059,720)	(21,358)	(2,238,830)	(2,616,607)	(42,485)
Other income		16,891	216	320	20,922	1,640	397
Selling, general and administrative expense		(782,158)	(618,689)	(14,842)	(1,456,394)	(1,211,630)	(27,637)
Depreciation and amortization		(207,928)	(171,945)	(3,946)	(416,469)	(342,454)	(7,903)

Profit / (Loss) from operating activities		(39,677)	(34,708)	(754)	(59,030)	(94,580)	(1,120)

Finance income	16	37,030	4,988	703	42,976	7,527	816
Finance expenses	16	(54,347)	(77,361)	(1,031)	(117,185)	(145,826)	(2,224)

Net finance expense		(17,317)	(72,373)	(328)	(74,209)	(138,299)	(1,408)

Profit from sale of shares in Associate and rights therein		657,578	—	12,478	657,578		12,478
Share of profit of equity accounted investee (net of income tax)	7	—	18,671	—	—	34,243	—

Profit / (Loss) before tax		600,584	(88,410)	11,396	524,339	(198,636)	9,950
Income tax (expense) / benefit		—	—	—	—	—	—

Profit / (Loss) for the period after tax		600,584	(88,410)	11,396	524,339	(198,636)	9,950

Loss per share	17
Basic earnings per share		4.56	(0.92)	0.09	3.93	(2.20)	0.08
Diluted earnings per share		4.56	(0.92)	0.09	3.93	(2.20)	0.08

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

6 of 40

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30		Quarter ended September 30, 2012	Half year ended September 30		Half year ended September 30, 2012
	Note	2012 Rs.	2011 Rs.	Convenience translation into US$	2012 Rs.	2011 Rs.	Convenience translation into US$
Profit / (Loss) for the period		600,584	(88,410)	11,396	524,339	(198,636)	9,950
Other comprehensive income
Foreign currency translation differences of foreign operations		(818)	2,660	(15)	331	2,988	6
Defined benefit plan actuarial gains / (losses)		959	4,009	18	959	8,045	18
Share of other comprehensive income from equity accounted investee		—	1,639	—	—	2,161	—
Share of Other Comprehensive income of Associate transferred to profit or loss		254	—	5	254	—	5

Other comprehensive income for the period		395	8,308	8	1,544	13,194	29

Total comprehensive loss for the period		600,979	(80,102)	11,404	525,883	(185,442)	9,979

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

7 of 40

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For six months ended September 30, 2012

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Accumulated deficit	Total Equity
Balance at April 1, 2012	1,329,203	18,267,148	221,710	22,781	(13,990,188)	5,850,654

Total comprehensive income/ (loss) for the period	—	—	—	1,544	524,339	525,883

Transactions with owners, recorded directly in equity
Issue of Share Capital	—	—	—	—	—	—

Share-based payments	—	—	1,682	—	—	1,682

Balance at September 30, 2012	1,329,203	18,267,148	223,392	24,325	(13,465,849)	6,378,219

For six months ended September 30, 2011

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Accumulated deficit	Total Equity
Balance at April 1, 2011	858,832	17,216,121	190,325	7,365	(13,606,851)	4,665,792

Total comprehensive income/ (loss) for the period	—	—	—	13,194	(198,636)	(185,442)

Transactions with owners, recorded directly in equity
Issue of Share Capital	313,561	700,322	—	—	—	1,013,883

Share-based payments	—	—	2,703	—	—	2,703

Balance at September 30, 2011	1,172,393	17,916,443	193,028	20,559	(13,805,487)	5,496,936

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

8 of 40

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Six Months ended September 30		September 30, 2012
	2012 Rs.	2011 Rs.	Convenience translation into US$
Cash flows from / (used in) operating activities
Loss for the period	524,339	(198,636)	9,950
Adjustments for:
Depreciation and amortization	416,469	342,454	7,903
Profit from sale of shares in associate and rights threin considered separately	(657,578)	—	(12,478)
Share of profit of equity accounted investee	—	(34,243)	—
Loss/ (gain) on sale of property, plant and equipment	(403)	(83)	(7)
Provision for doubtful receivables and advances	35,646	32,201	675
Customs duty credit entitlement written off	24,616	20,000	467
Stock compensation expense	1,682	2,703	32
Net finance expense / (income)	74,209	138,299	1,408
Unrealized (gain)/ loss on account of exchange differences	34,872	(5,804)	662
Amortisation of Leasehold Prepayments	4,941	2,497	94

	458,793	299,388	8,706

Change in trade and other receivables	(802,371)	(565,769)	(15,225)
Change in inventories	(35,692)	(6,483)	(677)
Change in other assets	24,716	(56,780)	469
Change in trade and other payables	162,800	340,540	3,089
Change in employee benefits	11,407	9,376	216
Change in deferred revenue	196,006	79,544	3,719

	15,659	99,816	297
Income taxes paid	141,400	23,639	2,683

Net cash from / (used in) operating activities	157,059	123,455	2,980

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(1,341,979)	(340,308)	(25,466)
Expenditure on intangible assets	(9,486)	(46,782)	(180)
Proceeds from sale of property, plant and equipment	494	323	10
Proceeds from sale of shares in Associate and rights therein	1,390,270		26,382
Finance income received	52,599	4,646	998
Other investments	—	—	—

Net cash used in investing activities	91,898	(382,121)	1,744

9 of 40

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Six months ended September 30		September 30, 2012
	2012 Rs	2011 Rs	Convenience translation into US$
Cash flows from / (used in) financing activities
Proceeds from issue of shares on private placement (including share premium)	—	1,000,000	—
Proceeds from issue of shares on excercise of options (including share premium)	—	13,883	—
Proceeds from / (repayment of) borrowings, net	260,078	(95,936)	4,935
Finance expenses paid	(125,067)	(158,397)	(2,373)
Repayment of finance lease liabilities	(43,948)	(34,842)	(834)

Net cash from / (used) in financing activities	91,063	724,708	1,728

Net decrease in cash and cash equivalents	340,020	442,042	6,452
Cash and cash equivalents at April 1	94,588	(135,804)	1,795
Effect of exchange fluctuations on cash held	2,662	(3,091)	51

Cash and cash equivalents at period end	437,270	327,147	8,298

Supplementary information Additions to property plant and equipment represented by finance lease obligations	59,684	30,356	1,133

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

10 of 40

SIFY TECHNOLOGIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In thousands of Rupees, except share, per share data and as stated otherwise)

1. Reporting entity

Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Unaudited Condensed Consolidated Interim Financial Statements as at and for the three months and six months ended September 30, 2012 comprise the Company and its subsidiaries (Sify Software Limited, Sify International Inc, Sify Technologies (Singapore) Pte Limited, Hermit Projects Private Limited and Pace Infocom Park Private Limited) (together referred to as the ‘Group’ and individually as ‘Group entities’). The Group is primarily involved in providing services, such as Network and IT Services Software Services, Online Portal and Content offerings and in selling hardware and software related to such services. Sify is listed on the NASDAQ Global Select market in the United States.

2. Basis of preparation

a. Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2012.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on December 15, 2012.

b. Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and affiliates. US dollar is the functional currency of Sify’s foreign subsidiary located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the three months and six months ended September 30, 2012 have been translated into United States dollars (neither the presentation currency nor the functional currency) based on the reference rate in the City of Mumbai on September 30, 2012, for cable transfers in Indian rupees as published by the Reserve Bank of India which was Rs.52.70 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2012 or at any other date.

c. Use of estimates and judgements

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

In preparing the Unaudited Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and key sources of estimating uncertainties were the same as that were applied to the consolidated financial statements as at and for the year ended March 31, 2012.

11 of 40

3. Significant accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31 2012.

4. Recent accounting pronouncements

A number of new standards, amendments to standards and interpretations are not yet effective for the period ended September 30, 2012, and have not been applied in preparing these consolidated financial statements:

•

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The Company is required to adopt IFRS 9 by accounting year commencing April 1, 2013. The Company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

•	IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities:

In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent Company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for determining of control in cases of ambiguity for instance in case of franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. One major requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

•	whether it has control, joint control or significant influence over another entity; and

•	the type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

12 of 40

The Company is required to adopt IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The Company is currently evaluating the requirements of IFRS 10, IFRS 11 and IFRS 12, and has not yet determined the impact on the consolidated financial statements.

•

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company is required to adopt IFRS 13 by accounting year commencing April1, 2013 and is currently evaluating the requirements of IFRS 13, and has not yet determined the impact on the consolidated financial statements.

•

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to Group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The Company has evaluated the requirements of IAS 1 (Amended) and the Company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

•

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19(Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The Company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The Company is currently evaluating the requirements of IAS 19 (Amended) and has not yet determined the impact on the consolidated financial statements.

13 of 40

5. Property, plant and equipment

The following table presents the changes in property, plant and equipment during the six months ended September 30, 2012

	Cost				Accumulated depreciation				Carrying amount as at September 30, 2012
Particulars	As at April 1, 2012	Additions	Disposals	As at September 30, 2012	As at April 1, 2012	Depreciation for the period	Deletions	As at September 30, 2012
Building	777,419	—	—	777,419	232,667	13,920	—	246,587	530,832
Plant and machinery	5,731,924	233,980	10,805	5,955,099	3,788,648	298,007	10,736	4,075,919	1,879,180
Computer equipment	629,605	39,205	—	668,810	510,001	22,612	—	532,613	136,197
Office equipment	237,347	1,215	195	238,367	150,983	10,299	190	161,092	77,275
Furniture and fittings	739,994	5,038	145	744,887	563,931	29,941	127	593,745	151,142
Vehicles	4,747	—	—	4,747	2,647	484	—	3,131	1,616
Total	8,121,036	279,438	11,145	8,389,329	5,248,877	375,263	11,053	5,613,087	2,776,242

Add: Construction -in- Progress									2,054,682

Total	8,121,036	279,438	11,145	8,389,329	5,248,877	375,263	11,053	5,613,087	4,830,924

The following table presents the changes in property, plant and equipment during the year ended March 31, 2012

	Cost				Accumulated depreciation				Carrying amount as at March 31, 2012
Particulars	As at April 01, 2011	Additions	Disposals	As at March 31, 2012	As at April 1, 2011	Depreciation for the year	Deletions	As at March 31, 2012
Building	777,419	—	—	777,419	204,826	27,841	—	232,667	544,752
Plant and machinery	5,433,359	350,204	51,639	5,731,924	3,335,610	504,532	51,494	3,788,648	1,943,276
Computer equipments	563,776	66,303	474	629,605	478,705	31,711	415	510,001	119,604
Office equipment	234,125	3,304	82	237,347	129,932	21,133	82	150,983	86,364
Furniture and fittings	713,359	27,985	1,350	739,994	503,102	62,034	1,205	563,931	176,063
Vehicles	2,929	2,907	1,089	4,747	2,929	807	1,089	2,647	2,100
Total	7,724,967	450,703	54,634	8,121,036	4,655,104	648,058	54,285	5,248,877	2,872,159

Add: Construction – in – Progress									988,128

Total	7,724,967	450,703	54,634	8,121,036	4,655,104	648,058	54,285	5,248,877	3,860,287

Leased assets

The Group’s leased assets include certain buildings and plant and machinery acquired under finance leases. As at September 30, 2012 the net carrying amount of buildings, vehicles and plant and machinery acquired under finance leases is Rs.229,451 (March 31, 2012: Rs.234,608), Rs.1,616 (March 31, 2012 : Rs.2,100) and Rs.258,080 (March 31, 2012: Rs.226,594) respectively. During the six months ended September 30, 2012, the Group acquired leased assets of Rs.59,684 (March 31, 2012: Rs.60,149)

14 of 40

Construction-in-progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready for use are disclosed under construction-in-progress. As of September 30, 2012, Construction work in progress includes Rs.758,477 (March 31, 2012: 685,027) paid towards acquisition of leasehold land together with the building being constructed thereon belonging to Pace Info Com Park Private Limited by way of acquisition of the entire shareholding of its holding Company M/s Hermit Projects Private Limited.

6. Intangible assets

Intangible assets comprise the following:

	As at September 30, 2012	As at March 31, 2012
Goodwill	14,595	14,595
Other Intangibles	623,302	91,132

Total	637,897	105,727

The following table presents the changes in goodwill during the six months ended September 30, 2012 and the year ended March 31, 2012:

(i) Goodwill

Particulars	As at September 30, 2012	As at March 31, 2012
Balance at the beginning of the period / year	14,595	14,595
Less: Impairment loss	—	—

Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at September 30, 2012 and March 31, 2012 has been allocated to Software Services Segment.

(ii) Other Intangibles

The following table presents the changes in other intangible assets for the six months ended September 30, 2012 and year ended March 31, 2012.

	Technical know-how	Customer related intangibles	Software	License fees	Undersea Cable rights	Total
(A) Cost
Balance as at April 1, 2012	82,753	200,570	438,683	50,000	—	772,006
Other acquisitions			11,493	—	561,883	573,376
Deletions	82,753	200,570	—	—	—	283,323
Balance as at September 30, 2012	—	—	450,176	50,000	561,883	1,062,059

(B) Amortization
Balance as at April 1, 2012	82,753	200,570	384,145	13,406	—	680,874
Amortization for the period	—	—	16,544	1,250	23,412	41,206
Deletions	82,753	200,570	—	—	—	283,323
Balance as at September 30, 2012			400,689	14,656	23,412	438,757

(C) Carrying amount as at September 30, 2012	—	—	49,487	35,344	538,471	623,302

(A) Cost
Balance as at April 1, 2011	82,753	200,570	394,080	50,000	—	727,403
Other acquisitions	—	—	44,603	—	—	44,603
Deletions	—	—	—	—	—	—
Balance as at March 31, 2012	82,753	200,570	438,683	50,000	—	772,006

(B) Amortization
Balance as at April 1, 2011	82,753	200,570	343,143	10,906	—	589,077
Amortization for the period	—	—	41,002	2,500	—	46,438
Impairment loss on intangibles	—	—	—	—	—	1,857
Deletions	—	—	—	—	—	—

Balance as at March 31, 2012	82,753	200,570	384,145	13,406	—	637,372

(C) Carrying amount as at March 31, 2012	—	—	54,538	36,594	—	91,132

15 of 40

7. Investments in associates

In March 2006, MF Global Overseas Limited (MFG), a Group incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities India Private Limited, formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). As at March 31, 2012, 29.85% of MF Global equity shares were held by the Company. The remaining 70.15% was owned by MFG, an unrelated third party. MFG is a subsidiary of MF Global Holdings Limited, Bermuda. During the Six months ended September 30, 2012, the Company had disposed off its entire shareholding and rigts therein in MF Global.

A summary of key unaudited financial information of MF Global and its subsidiaries which is not adjusted for the percentage ownership held by the Group is presented below:

Balance sheet

As at March 31, 2012
Total assets	3,506,913

Total liabilities	1,052,325
Shareholders’ equity	2,454,588

Total liabilities and shareholders’ equity	3,506,913

Statement of Operations

	Three months ended September 30, 2011	Half year ended September 30, 2011
Revenues	402,264	777,093
Net Profit	62,548	114,717

On October 31, 2011, MF Global Holding Limited, USA, sought bankruptcy protection through a chapter 11 filing in the U.S. Bankruptcy Court in New York. Consequent to this, MFG also filed for bankruptcy proceedings in the United Kingdom and 3 individual administrators were appointed as Joint administrators (the “Joint administrators”) for MFG which holds the shares in the Joint Venture Company.

The Company was informed by the Joint Administrators that they were in the process of seeking bids for the stakes held by MFG in the Joint Venture Company. The Company believes that the auction process is in violation of the share holders’ agreement entered between MFG and the Company.

16 of 40

Hence, the Company filed a petition under section 9 of the Arbitration and Conciliation Act 1996 in Bombay High Court, seeking interim relief by restraining the Joint Administrators and MFG from proceeding with the proposed auction in respect of the sale of shares held by MFG in the Joint Venture Company in violation of share holders agreement dated November 25, 2005. A hearing on the petition was held on December 16, 2011. The Hon’ble High Court granted an ad-interim injunction restraining MFG Overseas Limited through its Joint Administrators from disposing off its shares in MF Global in violation of the Shareholder Agreement. The petition was adjourned for further proceedings. In parallel, the Company without prejudice to its legal rights under the petition was in discussion with the Joint Administrators of MFG for an early amicable settlement in this regard.

On March 23, 2012, the Board of Directors of the Company, approved to realize the value of the investment by sale to prospective buyers.

On March 27, 2012, the Company entered into an agreement relating to sale and purchase of shares in MF Global Sify Securities India Private Limited by and among Sify, MF Global Sify Securities Pvt Ltd., MF Global Overseas Limited, the joint administrators of MF Global Overseas and entities affiliated with the Phillip Capital Group, whereby the Company agreed to sell its entire 29.85% interest in MF Global to Phillip Capital Group.

The consummation of the transaction was subject to certain closing conditions, including regulatory and statutory approvals from the Government of India and the stock exchanges in India.

Additionally, in connection with the execution of the Agreement, on March 27, 2012, the Company, MF Global Sify Securities Private Limited, MF Global Overseas Limited and the Joint Administrators entered into a settlement and release agreement pursuant to which the Company and MF Global Overseas Limited agreed to settle, effective upon the closing of the transactions contemplated by the Agreement, their pending dispute in the Bombay High Court, India regarding certain matters, including the termination of shareholders agreement governing their respective interests in MF Global.

Hence, effective March 23, 2012, the above investment was classified as held for sale and measured accordingly as per IFRS 5. The above investment does not form part of any of the operating segments of the Company.

On August 2, 2012, in pursuance of the Agreement dated March 27, 2012 and after obtaining all the statutory and regulatory approvals, the Company completed the sale of its entire stake and the rights therein in MF Global for a cash consideration of Rs.1,390,200 (USD 25 million) to Phillip Capital Group, Singapore and MF Global Management Employees Trust, India. Consequently, with effect from such date, MF Global ceased to be an associate of the Company. Further, as per the settlement and release agreement, the Company has withdrawn the arbitration proceedings filed against MFG and others in the Bombay High court, India and any other existing disputes also stands resolved. Consequently, no financial adjustments would arise in the Consolidated financial statements of the Company on account of disputes relating to cross charges.

8. Cash and cash equivalents

Cash and cash equivalents as at September 30, 2012 amounted to Rs.849,522 (Rs.742,235 as at March 31, 2012). This excludes cash-restricted of Rs.57,537 as at September 30, 2012 (Rs.150,533 as at March 31, 2012) representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

	As at September 30, 2012	As at March 31, 2012	As at September 30, 2011	As at March 31, 2011
(a) Restricted cash

Non-current
Against future performance obligation	—	—	—	—
Current
Bank deposits held under lien against borrowings from banks	57,537	150,533	89,448	84,538

Total restricted cash	57,537	150,533	89,448	84,538

(b) Non restricted cash

Current

Cash and bank balances	849,522	742,235	458,437	458,559

Total cash (a+b)	907,059	892,768	547,886	543,097

Bank overdraft used for cash management purposes	(469,789)	(798,180)	(220,738)	(678,901)

Cash and cash equivalents for the statement of cash flows	437,270	94,588	(327,147)	(135,804)

17 of 40

9. Lease prepayments

	As at September 30, 2012	As at March 31, 2012
Towards land and buildings*	359,192	364,190

	359,192	364,190

*	Includes Rs.303,739 (March 31, 2012 : Rs.306,199) paid for acquiring leasehold rights of land for construction of Data Center in Noida, India. The prepayments towards land is amortised over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortised over the lease term on a straight line basis.

10. Trade and other receivables

Trade and other receivables comprise:

	As at September 30, 2012	As at March 31, 2012
(i) Trade receivables, net	2,938,474	2,411,946
(ii) Other receivables including deposits	858,144	851,335
(iii) Construction Contract in Progress	166,633	71,942

	3,963,251	3,335,223

Trade receivable as at September 30, 2012 and March 31, 2012 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralised except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. Trade receivables consist of:

	As at September 30, 2012	As at March 31, 2012
Trade receivables from related parties	—	—

Due from customers	3,140,378	2,605,188

	3,140,378	2,605,188

Less: Allowance for doubtful receivables	(201,904)	(193,242)

Balance at the end of the period	2,938,474	2,411,946

	Half year ended September 30, 2012	For the year ended March 31, 2012
The activity in the allowance for doubtful accounts receivable is given below:
Balance at the beginning of the period	193,242	216,008
Add : Additional provision	35,646	95,405
Less : Bad debts written off	(26,984)	(118,171)

Balance at the end of the period	201,904	193,242

18 of 40

11. Employee benefits

	As at September 30, 2012	As at March 31, 2012
Gratuity payable	27,466	19,515
Compensated absences	33,048	30,551

	60,514	50,066

Gratuity cost

The components of gratuity cost recognized in the income statement for the three months and six months ended September 30, 2012 and 2011 consists of the following:

	Three months ended September 30, 2012	Three months ended September 30, 2011	Half year ended September 30, 2012	Half year ended September 30, 2011
Service cost	3,975	3,973	7,950	7,946
Interest cost	1,266	1,141	2,593	2,319
Expected returns on plan assets	(787)	(758)	(1,632)	(1,553)

Net gratuity costs recognized in statement of income	4,454	4,356	8,911	8,712

Details of employee benefit obligations and plan assets are as follows:

	September 30, 2012	March 31, 2012
Present value of projected benefit obligation at the end of the period / year	67,598	62,610
Funded status of the plans	(40,131)	(43,095)

Liability recognized in the statement of financial position	27,467	19,515

The following table set out the status of the gratuity plan:

	September 30, 2012	March 31, 2012
Change in projected benefit obligation
Projected benefit obligation at the beginning of the period / year	62,610	59,571
Service cost	7,950	15,892
Interest cost	2,593	4,449
Actuarial (gain)/ loss	(4,596)	(9,372)
Benefits paid	(959)	(7,930)

Projected benefit obligation at the end of the period / year	67,598	62,610

	September 30, 2012	March 31, 2012
Change in plan assets
Fair value of plan assets at the beginning of the period / year	43,095	40,455
Expected return on plan assets	1,632	3,214
Employer contributions	—	7,356
Benefits paid	(4,596)	(7,930)

Fair value of plan assets at the end of the period / year	40,131	43,095

19 of 40

Actuarial Assumptions at reporting date:

	As at September 30, 2012	As at March 31, 2012
Discount rate	8.20%	8.60	% p.a
Long-term rate of compensation increase	8.00%	8.00	% p.a
Rate of return on plan assets	8.00%	8.00	% p.a

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Actuarial gains and losses recognised in other comprehensive income

The amount of actuarial gains and losses recognized directly in other comprehensive income for the six months ended September 30, 2012 and 2011 are as follows:

	Half year ended September 30, 2012	Half year ended September 30, 2011
Actuarial gain / (loss)	959	8,045

	959	8,045

12. Borrowings

	September 30, 2012	March 31, 2012
Current
Term loans from banks (Refer note 1 below)	15,833	110,000
Other working capital facilities from banks (Refer note 2 below)	223,962	265,906
Loan from other financial institutions (Refer note 3 below)	279,757	167,125

	519,552	543,031

Non current
Term loans from banks (Refer note 1 below)	364,167	—
Loan from other financial institutions (Refer note 3 below)	140,677	186,312

	504,844	186,312

Notes:

1.	Term bank loans bear interest ranging from 15.50% to 16.50% p.a. The term loans are secured by way of pari-passu first charge over the unencumbered movable fixed assets acquired out of such term loans availed by the Company. Further these loans are collaterally secured by way of equitable mortgage over the office premises and also by way of pari passu second charge on the entire current assets of the Company.

2.	Working capital facilities include Letter of credit discounted, buyer’s credit and foreign currency demand loan. These are secured by pari-passu charge on current assets of the Company and moveable assets of the Company, both present and future. Further, these facilities are additionally secured by equitable mortgage over the land and building owned by M/s Pace Info Com Park Private Limited, subsidiary Company and also by guaranteed by M/s Pace Info Com Park Private Limited. Foreign currency demand loan bear an interest of Libor +650 bps. Other working capital borrowings bear interest ranging from 13.50% to 16.50% p.a. Such facilities are renewable every year.

3.	Borrowings from others are secured against relevant assets and software. These loans carry an interest rate ranging from 12% p.a to 15% p.a.

20 of 40

13. Revenue

	Quarter ended		Half year ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Rendering of services

Service revenue	1,754,372	1,419,432	3,451,378	2,784,926
Initial franchisee fees	682	1,644	1,458	4,326
Installation service revenue	215,802	310,151	409,580	591,050

	1,970,856	1,731,227	3,862,416	3,380,302

Sale of products	88,143	84,203	169,325	435,329

Total	2,058,999	1,815,430	4,031,741	4,074,471

14. Cost of goods sold and services rendered

Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous Group leading directly from revenue to operating margin.

15. Personnel expenses

	Quarter ended		Half year ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Salaries and wages	361,851	334,928	708,195	648,886
Contribution to provident fund and other funds	13,593	14,789	39,604	28,940
Staff welfare expenses	10,560	3,415	14,572	7,885
Employee Stock compensation expense	439	1,484	1,692	2,703

	386,443	354,616	764,063	688,414

Attributable to Cost of goods sold and services rendered	223,286	227,888	451,174	451,174
Attributable to selling, general and administrative expenses	163,157	126,728	312,889	237,240

16. Net finance income and expense

	Quarter ended		Half year ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Interest income on bank deposits	10,321	4,100	14,577	5,795
Others	26,709	888	28,399	1,732

Finance income	37,030	4,988	42,976	7,527

Interest expense on financial liabilities leases	8,062	6,828	12,534	12,455
Bank charges	14,292	37,047	22,894	73,506
Other interest	31,993	33,486	81,757	59,865

Finance expense	54,347	77,361	117,185	145,826

Net finance income / (expense) recognised in profit or loss	(17,317)	(72,373)	(74,209)	(138,299)

21 of 40

17. Earnings per share

The calculation of basic earnings per share for the quarter and half year ended September 30, 2012 and 2011 is based on the profit / (loss) attributable to ordinary shareholders.

	Quarter ended		Half year ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net profit / (loss) – as reported	600,584	(88,410)	524,339	(198,636)

Weighted average number of shares – Basic	131,638,589	95,906,307	133,638,589	90,302,450
Basic earnings /(loss) per share	4.56	(0.92)	3.93	(2.20)

Weighted average number of shares – Diluted	131,651,387	95,906,307	133,651,387	90,302,450
Diluted earnings /(loss) per share	4.56	(0.92)	3.93	(2.20)

Note 1:	During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As of September 30, 2012, these shares were partly paid up to the extent of Rs.6.25 per share.

18. Segment reporting

There has been change in the composition of reportable segments for the six months ended September 30, 2012 as compared to the year ended March 31, 2012.

Effective April 1, 2012, the primary operating segments of the Group are as below:

Enterprise Service: This segment includes Network Services and IT services. Connectivity, Broadband-to-home services, SOHO-SMB and cybercafés and voice services will be offered as Network Services, while Data Center Hosting and Managed Services, along with System Integration, will comprise IT services. This segment would service both domestic and International clients from large corporate and mid-market customers.

Software Service: The online portals, application services and e-learning form Software services. This business line will offer applications through the Cloud, primarily targeted at enterprise and international customers.

Enterprise Services

Enterprise services revenue primarily includes Network services and IT services. Network Services include revenues from connectivity services such as recurring revenues, installation of the connectivity link, and, to a lesser extent, revenue from sale of hardware and software purchased from third party vendors and Voice services viz., NLD (National Long Distance) and ILD (International Long Distance) services carrying voice traffic for carriers. Connectivity services include IP VPN services, Internet connectivity, and last mile connectivity (predominantly through wireless).

Internet access service revenues are generated from providing internet connectivity to our retail customers through public access and home access services which are primarily provided through broadband connectivity in arrangement with Cable Television Operators (CTOs). Our public access services with host of value added services are provided through franchised and Company-owned cybercafés, or “e-ports”. Additionally, we generate revenue by providing Internet Telephony services, allowing customers to make international telephone calls over the Internet. We also offer the premium broadband connection, branded Platinum to the SOHO market segment including domain names, e mail Ids, static IP.

22 of 40

IT Services includes web hosting revenues, primarily generated from co-location services and Managed services including infrastructure management services offered in overseas markets and System Integration services, security and consulting services. Sify, part of international offering, offers Network management services, Data center services, Security and information assurance services. Sify remotely manages the Information Technology infrastructure of global enterprises from India.

Software services

Our software services offer Application management services and e Learning services. As part of Application management services we offer online assessment, Document management services, web development and mailing solutions. e-learning services consists of structuring of contents, developing modules, delivery and training users in the modules developed. As these activities represents development of customised services, revenue is recognised based on percentage of completion method.

Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-through or leads.

Quarter ended September 30, 2012

	Enterprise Services	Software Services	Total
Segment revenue	1,881,352	177,647	2,058,999
Allocated segment expenses	(1,524,844)	(193,850)	(1,718,694)

Segment operating income / (loss)	356,508	(16,203)	340,305

Unallocated expenses
Selling, general and administrative expenses			(188,945)
Depreciation and amortization			(207,928)
Other income / (expense), net			16,891
Finance income			37,030
Finance expenses			(54,347)
Profit from sale of shares in Associate and rights therein			657,578

Profit or (Loss) before Tax			600,584

Income tax(expense)/benefit			—

Profit/(loss) for the quarter			600,584

Quarter ended September 30, 2011 (As adjusted)

	Enterprise Services	Software Services	Total
Segment revenue	1,612,894	202,536	1,815,430
Allocated segment expenses	(1,356,506)	(187,572)	(1,544,078)

Segment operating income / (loss)	256,388	14,964	271,352

Unallocated expenses
Selling, general and administrative expenses			(134,331)
Depreciation and amortization			(171,945)
Other income / (expense), net			216
Finance income			4,988
Finance expenses			(77,361)
Share of profit of equity accounted investee			18,671

Profit or (Loss) before Tax			(88,410)

Income tax(expense)/benefit

Profit/(loss) for the quarter			(88,410)

23 of 40

Six months ended September 30, 2012

	Enterprise Services	Software Services	Total
Segment revenue	3,696,402	335,339	4,031,741
Allocated segment expenses	(3,010,264)	(371,681)	(3,381,945)

Segment operating income / (loss)	686,138	(36,342)	649,796

Unallocated expenses
Selling, general and administrative expenses			(313,279)
Depreciation and amortization			(416,469)
Other income / (expense), net			20,922
Finance income			42,976
Finance expenses			(117,185)
Profit from sale of shares in Associate and rights therein			657,578

Profit or (Loss) before Tax			524,339
Income tax(expense)/benefit			—

Profit/(loss) for the quarter			524,339

Six months ended September 30, 2011 (As adjusted)

	Enterprise Services	Software Services	Total
Segment revenue	3,688,150	386,321	4,074,471
Allocated segment expenses	(3,208,455)	(366,847)	(3,575,302)

Segment operating income / (loss)	479,695	19,474	499,169

Unallocated expenses
Selling, general and administrative expenses			(252,935)
Depreciation and amortization			(342,454)
Other income / (expense), net			1,640
Finance income			7,527
Finance expenses			(145,826)
Share of profit of equity accounted investee			34,243

Profit or (Loss) before Tax			(198,636)
Income tax(expense)/benefit			—

Profit/(loss) for the six months period			(198,636)

As the revenue with a single external customer during the six months ended September 30, 2012 and 2011 did not exceed 10% of the Company’s revenue for the respective periods, the disclosure regarding the revenue from major customers and identity and segment generating such revenue is not provided.

24 of 40

The reclassification of operating segments as disclosed above did not have any effect on the reported consolidated operating income, profit before income taxes, net income or per share amounts. The following table provides the amounts reclassified for all prior periods.

Revenue reclassifications

For the quarter ended September 30, 2011

Previous operating segments	Enterprise Services	Commercial and Consumer Services	Software Services	Total
As previously reported	1,544,353	95,246	175,831	1,815,430
Revenue from retail services	68,541	(68,541)	—	—
Revenue from online portals	—	(26,705)	26,705	—
Revised operating segments	1,612,894	—	202,536	1,815,430
	Enterprise services		Software services

For the six months ended September 30, 2011

Previous operating segments	Enterprise Services	Commercial and Consumer Services	Software Services	Total
As previously reported	3,547,337	195,465	331,669	4,074,471
Revenue from retail services	140,813	(140,813)	—	—
Revenue from online portals		(54,652)	54,652	—
Revised Revenue	3,688,150	—	386,321	4,074,471
Revised operating segments	Enterprise services		Software services

Operating and unallocated cost reclassifications:

For the quarter ended September 30, 2011

Previous operating segments	Enterprise Services	Commercial and Consumer Services	Software Services	Unallocated expense and income
As previously reported	1,232,057	57,338	153,192	461,253
Operating costs of Retail Services	31,716	(31,716)	—	—
Operating costs of online portals	—	(25,622)	25,622	—
Operating expenses of Technology	92,733	—	8,758	(101,491)
Revised operating segments	1,356,506	—	187,572	359,762
	Enterprise services		Software services

For the six months ended September 30, 2011

Previous operating segments	Enterprise Services	Commercial and Consumer Services	Software Services	Unallocated expense and income
As previously reported	2,956,093	120,812	296,185	900,017
Operating costs of Retail Services	64,808	(64,808)	—	—
Operating costs of online portals	—	(56,004)	56,004	—
Operating expenses of Technology	187,554	—	14,658	(202,212)
Revised operating segments	3,208,455	—	366,847	697,805

25 of 40

19. Capital Commitments

Contracts pending to be executed on capital account as at September 30, 2012 and not provided for amounted to Rs.337,766 (net of advances Rs.2,073,024), [March 31, 2012 Rs.717,266 (net of advances Rs.493,774).

Operating leases: The Group leases office buildings and other equipments under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. The schedule of future minimum rental payments in respect of operating leases is set out below:

Non-cancellable operating lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
As at September 30, 2012	1,724,332	110,384	489,865	1,124,083
As at March 31, 2012	1,778,901	109,762	479,262	1,189,877

20. Legal proceedings

(a) The Group and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including the Company and its former officers and directors. The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants. Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors.

Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Sify’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there were several notices of appeal filed. Most were filed by the same parties that objected to the settlement in front of the District Court. These appeals were consolidated into a single appeal and briefing schedule was held. On January 9, 2012 the class counsel and objectors counsel entered into a settlement agreement, which agreement includes an agreement to dismiss the above appeal. Thus the above Appeal has been dismissed with prejudice confirming the Settlement agreement entered before the District Court.

The Company believes, the maximum exposure under this settlement is approximately USD 338,983, an amount which its insurer will pay as per the Settlement agreement on behalf of the Company.

(b)	Proceedings before Department of Telecommunications

(i)	License fees

•

On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for INR 14 million after correcting the arithmetical error in the Assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for INR 26 million.

The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that have got anything to do with telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee. The Company has replied suitably on the above demand notice.

26 of 40

Various service providers approached Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) to clarify what items of income should be included in the calculation of license fee and what items of income should not be included in such calculation. TDSAT by its order clarified on the above. The TDSAT order was challenged by DoT in Surpreme Court of India and the Supreme Court has set aside the TDSAT order. The service providers through their associations have filed a review petition in Supreme Court of India against the order. Sify believes that the above demands are not tenable under law nor fit into the definition of Adjusted Gross Revenue as defined by DoT. The Company believes it has adequate defenses for these demands and are awaiting the outcome of the review petition.

(ii) In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding INR 345 million (US $ 7.05 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). Sify believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC. Sify also believes that it has adequate legal defences for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid INR 11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations. The Company believes that the ultimate outcome of these actions will not have a material adverse effect.

c) The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at September 30, 2012, Group believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgement in all these cases, the maximum financial exposure would be Rs.10,629 (March 31, 2012: Rs 12,904)

21. Related party transactions

The following is a summary of significant transactions with related parties during the six months ended September 30, 2012 and September 30, 2011:

Transactions	Six months ended September 30, 2012	Six months ended September 30, 2011
Consultancy services received	120	120
Share capital and share premium money received from promoter group	—	100,000
Lease deposit paid[(Refer note (1) below]	—	2,558
Lease rentals paid (Refer notes below)	2,166	1,536
Amount of outstanding balances
Advance lease rentals and refundable deposits made (Refer note below)	2,558	2,558

Notes:

1.	The Company has entered has into a lease agreement with Ms Radhika Vegesna, Daughter of Mr Ananda Raju Vegesna, Executive Director of the Company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of Rs.256 per month and payment of refundable security deposit of Rs.2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged.

2.	The Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of Rs.75 per month.

3.	The Company had entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr.Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chairman of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of Rs.30 per month.

27 of 40

22. Financial risk management

The Group’s financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as of and for the year ended March 31, 2012.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The Group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries and Companies within the Group.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Liquidity risk: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of infusing further capital from its promoter group for funding its requirements.

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period

•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

•

Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

28 of 40

23. Group entities

The following are the entities that comprise the Group as of September 30, 2012 and March 31, 2012:

Particulars	Country	% of Ownership interest
Significant subsidiaries	of incorporation	September 30, 2012	March 31, 2012
Sify International Inc [Note (a) below]	US	—	100
Sify Software Limited (formerly known as Sify Networks Private Limited)	India	100	100
Sify Technologies Singapore Pte. Ltd	Singapore	100	100
Hermit Projects Private Limited	India	100	100
Pace Info Com Park Private Limited	India	100	100
Associates
MF Global-Sify Securities India Private Limited (Refer Note 7 to Unaudited Condensed Consolidated Interim Financial Statements)	India	—	29.85

Note 1: Sify International Inc filed a Certificate of Dissolution with Secretary of the State, State of California, USA for winding up and was wound up during the six months ended September 30, 2012.

29 of 40

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2012. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

Overview

Sify is among the largest Internet, networking and e-Commerce services “companies” in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches more than 970 cities and towns in India. The operating segments are Enterprise services, and Software services. A significant part of revenues is derived from Enterprise Services which includes Network Services and IT Services.

Revenue

We have been historically operating with three segments of business viz corporate network/data services, Internet access services (including online portal services and content offerings) and others (e-Learning and Infrastructure Management services). The industry in which these segments compete has witnessed newer competitions, business models resulting in dynamic market changes. In order to leverage the versatility and the organizational capability, the Chief Operations Decision Maker (CODM) has evaluated options of integrating certain services to address customers across segments, achieve better marketability, flexibility and scale. Based on the management decision, certain changes to the business structure were made effective April 1, 2012. Former consumer services segment have been integrated with Enterprise segment considering the concentration of retail connectivity customers towards small corporate segments (SMB and SOHO). Consequently there were changes in operating segments as below:

Enterprise Service: Connectivity including SMB and SOHO (Formerly being serviced by the consumer services segment) and voice services are offered as Network Services, while Data Center Hosting and Managed Services, along with System Integration, will comprise IT services. They will service both domestic and International clients from large corporate and mid-market customers.

Software Service: The application services including portals content offering and e-learning would be from Software services. This business line will offer applications through the Cloud, primarily targeted at enterprise and international customers.

Enterprise Services

Enterprise services revenue primarily includes Network services and IT services. Network Services include revenues from connectivity services such as recurring revenues, installation of the connectivity link, and, to a lesser extent, revenue from sale of hardware and software purchased from third party vendors and Voice Services viz., NLD (National Long Distance) and ILD (International Long Distance) services carrying voice traffic for carriers. Revenue is recognised based on the metered call units of voice traffic terminated on our network. Connectivity services include IP VPN services, Internet connectivity, last mile connectivity (predominantly through wireless) and connectivity services to SMB and SOHO (formerly being serviced by the consumer services segment). IT Services includes web hosting revenues, primarily generated from co-location services and Managed services including infrastructure management services offered in overseas markets and System Integration services, security and consulting services. Sify, part of international offering, offers Network management services, Data center services, Security and information assurance services. Sify remotely manages the Information Technology infrastructure of global enterprises from India. The revenue from construction contracts are recognised based on the stage of completion of the contract with reference to the cost incurred to date to the total cost.

Retail Internet access service revenues are generated from providing internet connectivity to our retail customers through public access and home access services which are primarily provided through broadband connectivity in arrangement with Cable Television Operators (CTOs).We also offer the premium broadband connection, branded Platinum to the SOHO market segment including domain names, e mail Ids, static IP.

Software services

Our software services offer application services including portals content offering and e-learning. As part of application management services we offer online assessment, document management services, web development and mailing solutions. Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-through or leads. E-learning services consist of structuring of contents, developing modules, delivery and training users in the modules developed. As these activities represent development of customised services, revenue is recognised based on percentage of completion method. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

30 of 40

In Note 18 to the Unaudited Condensed Consolidated Interim Financial Statements included in this Report, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments.

Expenses

Enterprise Services

This segment primarily comprises of Network and IT Services. Cost of goods sold and services rendered for the Network services consists of telecommunications costs necessary to provide services, and cost of goods in respect of hardware sold, cost of voice termination for VoIP, IUC charges for NLD (National Long Distance) and ILD (International Long Distance) services, revenue share payable to franchises (formerly part of the consumer services segment) and other direct costs. Telecommunications costs include the costs of bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards Annual Maintenance Contract (AMC), the cost of installation in connectivity business, In addition, 7% revenue share imposed by the Government of India as an annual license fee of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license (6% untill June 30, 2012). Cost of goods sold and services rendered for the IT services includes cost of hardware and security services, the costs incurred in providing Hosting services, and cost of billable resources of managed services and other direct costs in relation to professional services rendered and cost of material procured for DC build services.

Software Services

Cost of revenues for the eLearning division includes the cost of direct associates and subject matter expert involved in the design and uploading of content for facilitating web-based learning. Cost of revenues for the Application management services includes cost of third party services for Document management services, share payable to the franchisees for online assessment, licences cost for mailing solution and cost of web development. Online portal services and content offerings includes the cost of procuring and managing content for the websites.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executives, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, facility cost, communication costs, operating costs and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the estimated useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Intangibles excluding goodwill are amortised on a straight line basis over the estimated useful life of the assets, ranging from three to twenty years. Goodwill is not amortised and is tested for impairment annually.

Operating Results

Three months ended September30, 2012 compared to three months ended September 30, 2011

Revenues. We recognized Rs.2,059 million ($39.07 million) in revenues for the quarter ended September 30, 2012, as compared to Rs.1,816 million for the quarter ended September 30, 2011, representing an increase of Rs.243 million ($4.61 million), or 13.38%. This is primarily driven by an increase in revenues of Rs 268 million ($5.09 million) or 16.61% from our Enterprise Services. The revenue growth has been impacted by Rs.25 million ($0.47 million) or 12 % decrease from our Software services comprising of Application Services, Hardware Sales and Portals.

Revenue from Enterprise Services has increased by Rs.268 million ($5.09 million), or 16.61%, from Rs.1613 million for the quarter ended September 30, 2011 to Rs 1,881 million ($35.69 million) for the quarter ended September 30, 2012 primarily due to increase of Rs.177 million ($3.34 million) in Network services and increase of Rs.92 million ( $1.73 million) in IT services. Increase in Network services of Rs.177 million ($3.34 million) is due to (i) the increase of Rs.91 million ($1.73 million) from Connectivity services due to increase in number of links from 16,166 in September 30, 2011 to 21,796 in September 30, 2012 (ii) the increase of Rs 92 million ($ 1.75 million) revenue from NLD (National Long Distance) and ILD (International Long Distance) and (iii) the decrease of Rs.6 million ($0.11 million) in Hardware sales. The increase in NLD (National Long Distance) and ILD (International Long Distance) is on account of increase in volume by 116.8 million minutes contributing to an increase of Rs.103 million ($1.95 million) and it was partially offset by decrease in revenues from VoIP services by Rs.11 million ($0.20 million).

31 of 40

Increase in IT services of Rs.92 million ($1.73 million) is due to (i) the increase of Rs.58 million ($1.10 million) revenue from Hosting services on account of higher occupancy of data centers at 82% in September 30, 2012 and (ii) the increase of Rs 37 million ($0.70 million) from hardware Sales. These increases are partially offset by a decrease of Rs 3 million ($0.06 million) in Managed Services.

Revenue from Software Services has decreased by Rs.25 million ($0.47 million) due to (i) decrease of Rs.10 million ($0.19 million) from Application services, (ii) decrease in Hardware & software revenues by Rs.11 million ($0.21 million) and (iii) decrease in Portals revenues by Rs.5 million ($ 0.09 million). It was partially offset by an increase of Rs.2 million ($0.04 million) in the e-Learning revenue.

Other income : Other income was Rs.17 million ($321 million) for the quarter ended September 30, 2012, compared to Rs.0.22 million for the quarter ended September 30, 2011 representing a decrease of Rs.16.78 million ($0.32 million) or 99%. The increase is due to the reversals of balances during the quarter ended September 30, 2012.

Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs.1,126 million ($ 21.36 million) for the quarter ended September 30, 2012 and Rs.1,060 million for the quarter ended September 30, 2011 representing an increase of Rs.66 million ($ 1.24 million). The increase is on account of (i) a Rs.62 million ($1.17 million) in carrier costs pertaining to ILD services (ii) Rs.12 million ($0.22 million) increase in associate costs of technology delivery division, (iii) Rs.6 million ($0.12 million) increase towards cost of application services, (iv) Rs.10 million ($0.19 million) increase in Revenue Share payable to TRAI, and these increases have been offset by a decrease of (a) Rs.3 million ($0.07 million) decrease in revenue share paid to franchisees on account of reduction in revenue (b) Rs. 10 million ($0.19 million) decrease in Bandwidth costs due to decrease in rate, (c) Rs.10 million ($0.19 million) decrease in direct resources costs in international business, (d) Rs. 1 million ($0.01 million) increase towards cost of hardware.

Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.782 million ($14.84million) for the quarter ended September 30, 2012, compared to Rs.619 million for the quarter ended September 30, 2011, representing an increase of Rs.163 million ($3.10 million), or 26%. This increase is mainly on account of (i) an increase in operating expenses by Rs. 71 million ($1.35 million) due to increase in electricity costs of data centers.(ii) an increase of foreign exchange loss by Rs. 38 million ($0.72 million) due to unfavourable currency movement. (iii) an increase of Rs. 19 million ($0.36 million) in personnel expenses due to increase in number of employees, (iv) an increase of Rs.16 million ($ 0.30 million) due to writing down the value of export credit entitlement and other administrative costs.

Depreciation and Amortisation expenses. Depreciation and amortization expenses were Rs.208 million($ 3.95 million) for the quarter ended September 30, 2012, compared to Rs.172 million for the quarter ended September 30, 2011, representing an increase of Rs.36 million $0.68 million, or 21%.

Net finance expense. The net finance expense was Rs.17 million ($ 0.33 million) for the quarter ended September 30, 2012, compared to Rs.72 million for the quarter ended September 30, 2011, representing an decrease of Rs.55 million ($1.04 million), or 76.39%. The finance income was Rs.37 million ($0.70 million) for the quarter ended September 30, 2012, compared to Rs.5 million for the quarter ended September 30, 2011, representing a increase of Rs.32 million ($0.61 million) due to receipt of interest income on income tax refunds. The finance expense was Rs.54 million ($1.03 million) for the quarter ended September 30, 2012, compared to Rs.77 million for the quarter ended September 30, 2011, representing an decrease of Rs.23 million ($ 0.43 million) or 29.87% due to lower utilization of working capital limits.

Share of profit of investment in associate. The share of profit of investment in associate was Rs.19 million for the quarter ended September 30, 2011. As the invest in asscociate was disposed off during the quarter, the Group has recorded a gain of Rs.658 million ($12.48 million) during the quarter ended September 30, 2012. Also refer to note 7 and note 23 to the notes to the unaudited condensed consolidated interim financial statements elsewhere in the report.

Six months period ended September 30, 2011 compared to Six months period ended September 30, 2010

Revenues. We recognized Rs.4,032 million ($76.51 million) as revenues for the six months ended September 30, 2012, as compared to Rs.4,061 million for the half year ended September 30, 2011, representing a decrease of Rs.29 million ($0.55 million), or 0.71%. This is primarily on account of decrease in revenue of Rs 37 million ($0.70 million) or 9.96% from Software Services and it was partially offset by an increase of Rs 8 million ($0.15 million) or 0.22 % from Enterprise services.

Revenue from Enterprise Services has increased by Rs 8 million ($0.15 million), or 0.22%, from Rs.3, 688 million for six months ended September 30, 2011 to Rs 3,696 million ($70.14 million) for six months ended September 30, 2012 primarily due to increase of Rs 343 million ($6.51 million) in Network services and decrease of Rs 335million ( $6.36 million) in IT services.

Increase in Network services of Rs 343 million ($6.51 million) is due to (i) increase of Rs.142 million ($2.70 million) from Connectivity services due to increase in No of links from 16,166 in September 30, 2011 to 21,796 in September 30, 2012 (ii) increase of Rs 224 million ($ 4.25 million) revenue from NLD and ILD Services, which was partially offset by decrease of Rs 13 million ($0.24 million) in Hardware sales and decrease of Rs.10 million ($ 0.19 million) in Retail Connectivity services. The increase in NLD (National Long Distance) and ILD (International Long Distance) is on account of increase in volume by 277 million minutes contributing to an increase of Rs 239 million which is partially offset by decrease in revenues from VoIP services by Rs.15 million ($0.28 million).

32 of 40

Decrease in IT services of Rs 335 million ($6.36 million) is due to decrease of Rs 548 million ($ 10.40 million) in hardware sales which was partially offset by (i) increase of Rs 93 million ($1.76 million) revenue from Data Center services (ii) increase of Rs 119 million ($2.26 million) from Managed Services.

Revenue from Software Services has decreased by Rs.37 million ($0.70 million) due to (i) Decrease of Rs 10 million ($ 0.19 million) from Application services, (ii) Decrease of Rs.31.29 million ($ 0.59 million) in Hardware sales and (iii) Decrease of Rs.3 million ($ 0.06 million) in Portals revenue which was partially offset by an increase in revenue of Rs 7 million ($ 0.13 million) from E-learning.

Other income. Other income was Rs.21 million ($0.40 million) for six months ended September 30, 2012, compared to Rs.2 million for six months ended September 30, 2011, representing an increase of Rs.19 million ($0.36 million), due to reversals of vendor balances during the six months ended September 30, 2012.

Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs.2,239 million ($ 42.49 million) for six months ended September 30, 2012 compared to Rs.2,617 million for six months ended September 30, 2011, representing a decrease of Rs.378 million ($7.17 million). The decrease is due to (a) Rs.527 million ($ 10.04 million) decrease in cost of hardware on account of large one time order in June 2011 (b) Rs.9 million ($0.17 million) in the revenue share paid to retail franchisees due to reduction in revenue. (c) Rs.7 million ($0.14 million) decrease in Other direct costs, (d) Rs.22 million ($0.41 million) decrease in direct resource cost of international business, and these decreases was partially offset by increase of (i) Rs.140 million ($2.67 million) increase in carrier costs pertaining to ILD services (ii) Rs.32 million ($0.61 million) increase in associate costs of technology delivery division, (iii) Increase of Rs.15 million ($0.29 million) in Revenue Share payable to TRAI.

Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,456 million ($ 27.63 million) for six months ended September 30, 2012, compared to Rs.1,212 million for six months ended September 30, 2011, representing a increase of Rs.245 million ($4.64 million) or 20%. This increase is mainly on account of (i) an increase in operating expenses by Rs. 142 million ($2.69 million) due to increase in electricity costs of data centers.(ii) an increase of facility cost by Rs. 22 million ($4.24million) due to increase in electricity costs. (iii) an increase of Rs.37 million ($0.70 million) in personnel expenses due to increase in number of employees, (iv) an increase of foreign exchange loss by Rs. 18 million ($0.34 million) due to unfavourable currency movement and other administrative costs.

Depreciation, Amortisation and impairment expenses. Depreciation, amortization and impairment expenses were Rs.417 million ($ 7.90 million) for six months ended September 30, 2012, compared to Rs.342 million for six months ended September 30, 2011, representing an increase of Rs.74 million ($1.4 million), or 18%.

Net finance expense. The net finance expense was Rs.74 million ($ 1.41 million) for the six months ended September 30, 2012, compared to Rs.138 million for the six months ended September 30, 2011, representing an increase of Rs.64 million ($1.21 million), or 46.38%. The finance income was Rs.42 million ($0.82 million) for the six months ended September 30, 2012, compared to Rs.8 million for the six months ended September 30, 2011, representing a increase of Rs.34 million ($0.65 million) due to receipt of interest income on income tax refunds. The finance expense was Rs.117 million ($2.22 million) for the six months ended September 30, 2012, compared to Rs.146 million for the six months ended September 30, 2011, representing a decrease of Rs.29 million ($ 0.55 million) or 19.86% due to lower utilization of working capital limits.

Share of profit of investment in associate. The share of profit of investment in associate was Rs.34 million for the quarter ended September 30, 2011. As the investment in asscociate was disposed off during the six monthe ended September 30, 2012, the Group has recorded a gain of Rs.658 million ($12.48 million) during the six months ended September 30, 2012. Also refer to note 7 and note 23 to the notes to the unaudited condensed consolidated interim financial statements elsewhere in the report.

33 of 40

Liquidity and Capital Resources

The following table summarizes our statement of cash flows for the periods presented:

Particulars	Six months ended
	September 30, 2012	September 30, 2011	September 30, 2012 U.S Dollars
Loss after tax	524,339	(198,636)	9,950
Other adjustments for non-cash items	(65,546)	478,024	(1,244)
Income taxes paid	141,400	23,639	2,683
Net decrease (increase) in working capital	(443,134)	(199,572)	(8,409)

Net cash from / (used in) operating activities	157,059	123,455	2,980
Net cash from / (used in) investing activities	91,898	(382,121)	1,743
Net cash from / (used in) financing activities	91,063	724,708	1,728
Effect of exchange rate changes on cash and cash equivalents	2,662	(3,091)	51

Net increase / (decrease) in cash and cash equivalents	342,682	462,950	6,503

As of September 30, 2012 our current assets exceeded current liabilities by Rs.914 million ($ 17.35 million). Based on the projected cash flow, including cash from operations, available lines of credit, and the capital infusion from our promoter Group, we believe we will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months.

We intend to continue to focus on the reduction of our cash burn. Based upon our present business and funding plans, we believe that our cash and cash equivalents were Rs.907 million ($ 17.22 million) as of September 30, 2012, including bank overdraft of Rs.469 million ($8.92 million).

Our principal sources of liquidity are cash flow that we generate from our operations and borrowings from banks. Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of cash credit and overdraft facilities of Rs.1,000 million ($18.98 million) and the same has been utilized to the extent of Rs.693 million ($13.51 million) as on September 30, 2012. Further, we were provided non-funded limits of Rs.1,750 million ($33.21 million) (primarily in the form of bank guarantees and letters of credit) out of which Rs.76 million ($1.44 million) remained unutilized as of September 30, 2012. We believe that our cash and cash equivalents, short-term investments, working capital lines and the proceeds from private placement to our promoter group are sufficient to meet our present capital expenditure and working capital requirements for the next 12 months. As previously disclosed, the private placement, consummated in October 2010, will provide up to Rs.4,000 million ($76 million) from the promoter group, which can be drawn down as needed by the Company. Of the above, the Company has cumulatively drawn Rs.2,500 million ($47.44 million) as of September 30, 2012. However, our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.

We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In the light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Cash balances held were Rs.907 million ($11.20 million) and Rs.548 million as of September 30, 2012 and September 30, 2011, respectively. These amounts include cash and cash equivalents and restricted cash.

Cash from operating activities for six months ended September 30, 2012 and 2011 was Rs.157 million ($2.98 million) and Rs.123 million respectively. This is primarily due to increase in trade and other receivables by Rs.803 million ($15.25 million) and Rs.566 million for the six months September 30, 2012 and 2011 due to large gestation projects and pending adjustment with payables, increase of Rs.36 million ($0.68) and Rs.6 million in inventories for the six months ended September 30, 2012 and 2011, increase in trade and other payables by Rs.163 million ($ 3.09 million) and Rs.341 million for the six months September 30, 2012 and 2011 respectively due to pending adjustment with receivables, increase in deferred revenues by Rs.196 million ($3.72 million) and Rs.80 million for the six months September 30, 2012 and 2011 due to increase order booking and increase in employee benefits by Rs.11 million ($ 0.22 million) and Rs.9 million for the six months September 30, 2012 and 2011 respectively due to increase in number for employees.

Cash from investing activities for the six months ended September 30, 2012 Rs.92 million ($1.74 million) and cash used in investing activities for the six months ended September 30, 2011 was Rs.382 million. The increase was due to proceeds from sale of shares of associates and rights therein amounting to Rs.1,390 million ($26.38 million) during the six months ended September 30, 2012. The finance income earned during the six months ended September 30, 2012 amounted to Rs.53 million ($ 1.00 million) and Rs.4 million for the six months September 30, 2012 and 2011 respectively due to investment of funds. The increase was offset by other cash outflows in investing activities principally incurred for the establishment of a new data center at Noida and Rabale, India, installation of new cable landing station and purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.1,345 million ($25.46 million) and Rs.340 million for the six months September 30, 2012 and 2011. Expenditure on intangibles increased by Rs.9 million ( $ 0.18 million) and Rs.45 million for the six months ended September 30, 2012 and 2011.

Cash from financing activities for six months ended September 30, 2012 was Rs.91 million ($1.72 million) primarily due to increase in borrowings from banks and others of Rs.260 million ($4.94 million) on account of a term loan availed for construction of data center and repayment of finance lease liabilities to the extent of Rs.44 million ($0.83 million) and payment of finance charges of Rs.125 million ($3.24 million).

34 of 40

Cash used in financing activities for six months ended September 30, 2011 was Rs.725 million represented by share capital and share premium money received from promoter group amounting to Rs.1,000 million, proceeds received from exercise of stock options by employees amounting to Rs.14 million, repayment to banks to the extent of Rs.96 million and finance lease liabilities to the extent of Rs.35 million and payment of finance charges of Rs.158 million.

Income Tax Matters

We have a substantial business and capital loss being carry forward for financial reporting purposes. Under Indian Tax law, business loss carry forwards from a particular year may be used to offset taxable income over the next eight years and unabsorbed depreciation for an infinite number of years. The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2011, the corporate income tax rate was 30%, subject to a surcharge of 7.5% and education cess of 2% and 1% secondary and higher education cess, resulting in an effective tax rate of 33.22%. For fiscal year 2012, the corporate income tax rate is 30%, subject to a surcharge of 5% and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 32.445%. Further in India, companies are subject to a Minimum Alternate Tax (MAT) of 18.5% on the book profits of the Company. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Currently, dividend income is exempt from tax for shareholders. Domestic companies are liable to pay dividend distribution tax at the rate of 15% in addition to applicable surcharge and cess.

Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

Contractual obligations

Set forth below are our contractual obligations as of September 30, 2012:

Payments due by period (Rs 000s)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	504,844	—	249,634	144,377	110,833
Short term borrowings	519,522	519,522	—	—	—
Finance lease obligations	192,663	90,623	78,403	23,637	—
Non-cancellable operating lease obligations	1,724,331	110,384	236,601	253,263	1,124,083
Purchase obligations	337,765	337,765

Also refer Note a – c below

Notes to the table above on Contractual obligations

a) Other liabilities amounting to Rs.212 million ($4.02 million) also comprise of deposits received from franchisees. For such amounts, the extent of the amount and the timing of payment / cash settlement are not readily estimable or determinable, at present. Accordingly, we did not include these under contractual obligations.

b) Standby letter of credit and guarantees has not been included in the above mentioned table of contractual obligations.

c) In addition to the above noted contractual obligations, in accordance with IAS 19 Employee Benefits, the total accrued liability for defined benefit plans recognised as of September 30, 2012, was Rs.61 million ($1.15 million) and disclosed under ‘employee benefits’.

35 of 40

Item 3. Quantitative And Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 39 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2012.

Risk Management Procedures

We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Recent Accounting Pronouncements

A number of new standards, amendments to standards and interpretations are not yet effective for the period ended September 30, 2012, and have not been applied in preparing these consolidated financial statements:

•

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The Company is required to adopt IFRS 9 by accounting year commencing April 1, 2013. The Company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

•	IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities:

In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent Company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for determining of control in cases of ambiguity for instance in case of franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

36 of 40

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. One major requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

•	whether it has control, joint control or significant influence over another entity; and

•	the type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

The Company is required to adopt IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The Company is currently evaluating the requirements of IFRS 10, IFRS 11 and IFRS 12, and has not yet determined the impact on the consolidated financial statements.

•

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company is required to adopt IFRS 13 by accounting year commencing April1, 2013 and is currently evaluating the requirements of IFRS 13, and has not yet determined the impact on the consolidated financial statements.

•

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The Company has evaluated the requirements of IAS 1 (Amended) and the Company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

•

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19(Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

37 of 40

The amendments need to be adopted retrospectively. The Company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The Company is currently evaluating the requirements of IAS 19 (Amended) and has not yet determined the impact on the consolidated financial statements.

Critical accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2012.

Also refer to Note 3 in Unaudited Condensed Consolidated Interim Financial Statements included with this Report.

Item 4. Controls and Procedures

Disclosure Controls and Procedures

As of September 30, 2012, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2012, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this Quarterly Report that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

38 of 40

Part II. Other Information

Item 1. Legal Proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 20 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 36 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2012.

Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2012.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine safety Disclosure

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

10.1 Amendment to Subscription Agreement dated September 7, 2011, by and between Sify Technologies Limited and Ananda Raju Vegesna (incorporated by reference to the Report on Form 6-K filed on September 8, 2011)

39 of 40

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2012

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

40 of 40